UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 001-38027

CANADA GOOSE HOLDINGS INC.
(Translation of registrant’s name into English)

250 Bowie Ave
Toronto, Ontario, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canada Goose Holdings Inc.

	By:	/s/ John Black
	Name:	John Black
	Title:	Chief Financial Officer
Date: February 8, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Consolidated Interim Financial Statements for the Three and Nine Months Ended December 31, 2017
99.2	Managements Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended December 31, 2017
99.3	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
99.4	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
99.5	Press release of Canada Goose Holdings Inc., dated February 8, 2018

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